April 12, 2012

Via EDGAR Correspondence

Lyn Shenk, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 3, 2012

File No. 001-06075

Dear Mr. Shenk:

This letter is in response to the comment letter, dated April 2, 2012, addressed to Mr. Robert M. Knight, Jr., Executive Vice President – Finance and Chief Financial Officer of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Company’s Form 10-K referenced above.

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

* * * * *

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 54

1.

Reference is made to the caption Other operating activities, net where it appears that both increasing and decreasing adjustments to operating cash flows have been netted. Please note that the net amount is still significant, as it represented in excess of 10% of cash provided by operating activities in two of the last three fiscal years. In accordance with

ASC Topic 230-10-45-29, the operating cash flows reconciliation should separately report all major classes of reconciling items. Please consider this guidance and separately disaggregate individually significant reconciling items. We also note that your stock-based compensation expense (note 4) is not separately listed as a reconciling item. Please revise accordingly.

RESPONSE:

In accordance with ASC Topic 230-10-45-29 and Regulation S-X Article 4-02, we separately report all major classes of reconciling items that are material and meaningful to an investor’s understanding of our Consolidated Statements of Cash Flows. For each of the last three fiscal years, no individual item aggregated within Other operating activities, net in our Consolidated Statements of Cash Flows exceeded 10% of cash provided by operating activities. Given that stock-based compensation expense is less than 2% of cash provided by operating activities, we do not believe that listing this item separately would be material and meaningful to an investor’s understanding of our Consolidated Statements of Cash Flows. We note your comment and we will separately disaggregate individually significant reconciling items in accordance with the above referenced guidance in future filings, as appropriate.

Note 14 – Debt, page 77

2.	In the Debt Exchange section, we note that you had material exchanges of old debt (existing notes) for new debt (new notes) with cash consideration paid in each of the exchanges during the last two fiscal years. In both of the exchange transactions, we note there was no gain or loss on the exchange with the existing unamortized discount and issue costs from the existing notes being amortized over the term of the new notes. It appears that you did not account for the exchanges as a debt extinguishment. In this regard, we assume that the exchanges were accomplished without substantially different terms, as the present value of cash flows from the new notes and the cash consideration paid being less than 10% different from the present value of the remaining cash flows under the terms of the existing notes exchanged in the transactions. Please refer to the guidance in ASC Topic 470-50-40-9 and 10.

Please confirm our assumption or advise us otherwise. In addition, please revise your notes to specifically discuss the accounting treatment for these transactions based on the appropriate accounting literature relied upon by management.

RESPONSE:

Your assumptions regarding the debt exchanges are correct. We treated the referenced transactions as debt exchanges in accordance with ASC Topic 470-50-40-9 and 10 as the cash flow effect on a present value basis was less than 10%. We note your comment and will expand our disclosure in future filings to include a discussion of the accounting treatment for these transactions based on the appropriate accounting literature relied upon by management. We propose adding the underlined disclosure in future filings as it relates to the above referenced transactions:

Debt Exchange – On June 23, 2011, we exchanged $857 million of various outstanding notes and debentures due between 2013 and 2019 (Existing Notes) for $750 million of 4.163% notes (New Notes) due July 15, 2022, plus cash consideration of approximately $267 million and $17 million for accrued and unpaid interest on the Existing Notes. In accordance with ASC 470-50-40, Debt-Modifications and Extinguishments-Derecognition, this transaction was accounted for as a debt exchange, as the exchanged debt instruments are not considered to be substantially different. The cash consideration was recorded as an adjustment to the carrying value of debt, and the balance of the unamortized discount and issue costs from the Existing Notes is being amortized as an adjustment of interest expense over the term of the New Notes. No gain or loss was recognized as a result of the exchange. Costs related to the debt exchange that were payable to parties other than the debt holders totaled approximately $6 million and were included in interest expense during the year ended December 31, 2011.

Note 17 – Commitments and Contingencies, page 81

3.

In the 2nd paragraph under Personal Injury, you disclose that the personal injury liability has been discounted to present value using applicable U.S. Treasury rates. As a contingent liability is discounted only if the amount and timing of cash payments are fixed or reliably determinable, this accounting treatment appears inconsistent with your disclosure of the uncertainty surrounding the ultimate outcome of personal injury claims. Please advise and clarify your accounting treatment and revise the disclosures, as applicable. Please also conform the disclosures in the critical accounting policies section (page 43).

Please note that if a liability is recognized on a discounted basis, the notes should also include the following disclosures:

•	Expected aggregate undiscounted amount;

•	Expected payments for each of the five succeeding year, and the aggregate amount thereafter;

•	A reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statement of financial position; and

•	An explanation of material changes in the expected aggregate amount since the prior balance sheet date, other than those resulting from pay-down of the obligation.

Please refer to the guidance in ASC Topic 450-20-S99-1 and revise accordingly.

RESPONSE:

While the aggregate amount and timing of cash payments related to our personal injury liabilities are not fixed, we believe they are reliably determinable due to the short duration from incident to final settlement and the high percentage of asserted claims. Therefore, we believe the liability may be recognized on a discounted basis to reflect the time value of money. We refrained from additional disclosure as it did not seem to add value to the reader due to the immaterial effect of discounting. However, we acknowledge that disclosing even a narrow range of future costs to settle these claims on a discounted basis may appear inconsistent and make it challenging for readers of our financial statements to understand our actual expected losses. Therefore, in consideration of your comments, we recognize that it will be more transparent to report undiscounted personal injury liabilities in future filings beginning with our periodic report on Form 10-Q for the quarter ended March 31, 2012. This will result in an additional pre-tax expense for the quarter ended March 31, 2012 of approximately $11 million. In addition, we will revise our disclosure of personal injury liabilities, including disclosure of critical accounting policies, to note that our personal injury liabilities are not discounted. We propose including the following disclosure in our Form 10-Q for the quarter ended March 31, 2012 as it relates to personal injury liabilities:

Personal Injury – The cost of personal injuries to employees and others related to our activities is charged to expense based on estimates of the ultimate cost and number of incidents each year. We use an actuarial analysis to measure the expense and liability, including unasserted claims. The Federal Employers’ Liability Act (FELA) governs compensation for work-related accidents. Under FELA, damages are assessed based on a finding of fault through litigation or out-of-court settlements. We offer a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

Our personal injury liability is not discounted to present value. Approximately __% of the recorded liability related to asserted claims, and approximately __% related to unasserted claims at March 31, 2012. Because of the uncertainty surrounding the ultimate outcome of personal injury claims, it is reasonably possible that future costs to settle these claims may range from approximately $__million to $__million. We record an accrual at the low end of the range as no amount of loss is more probable than any other. Estimates can vary over time due to evolving trends in litigation.

* * * * *

As requested in your comment letter, dated April 2, 2012, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6262 or Jim Theisen, Associate General Counsel, at (402) 544-6765 if you should have any questions or further comments.

Sincerely,

/s/ Jeffrey P. Totusek

Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation

cc:	James R. Young
Chairman, Union Pacific Corporation

John J. Koraleski
President and Chief Executive Officer
Union Pacific Corporation

Robert M. Knight, Jr.
Executive Vice President – Finance and Chief Financial Officer
Union Pacific Corporation

Union Pacific Corporation Audit Committee